As filed with the United States Securities and Exchange Commission on March 5, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Dunxin Financial Holdings Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, NY 10036

(800) 927-9801

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on ___at ___ a.m. (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 48 ordinary share of Dunxin Financial Holdings Limited	50,000,000	$0.05	$2,500,000	$311.25

*        Each unit represents one American Depositary Share.

**      Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the form of Amendment No. 3 to Deposit Agreement filed as Exhibit (a)(4) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Article 15

(iii) The procedure for collection and distribution of dividends	Articles 2, 4, 8, 9, 13 and 21

(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15 and 21

(v) The procedure for sale or exercise of rights	Articles 2, 6, 9, 13 and 21

(vi) The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 8, 9, 13 and 16

(vii) The procedure for amendment, extension or termination of the deposit agreement	Articles 20 and 21

(viii) The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 4, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Article 10, 17 and 18

3. Fees and charges of holders	Article 9

Item 2.	AVAILABLE INFORMATION

Public Reports furnished by issuer	Article 12

Dunxin Financial Holdings Limited (fka China Xiniya Fashion Limited) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549 and at the principal executive office of the Depositary.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Form of Deposit Agreement among Dunxin Financial Holdings Limited (fka China Xiniya Fashion Limited) (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed with the Commission on November 8, 2010 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Previously filed with the Commission on November 25, 2014 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Previously filed with the Commission on December 15, 2017 and incorporated herein by reference.

(a)(4)	Form of Amendment No. 3 to Deposit Agreement, including the form of American Depositary Receipt – Filed herewith as Exhibit (a)(4).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Dunxin Financial Holdings Limited, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 5,2018.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing 48 ordinary shares of Dunxin Financial Holdings Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Dunxin Financial Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wuhan City, China on March 5, 2018.

Dunxin Financial Holdings Limited

By:	/s/ Qizhi Wei
Name: Mr. Qizhi Wei
Title: Chairman and Chief Executive Officer

Know all persons by these presents that each person whose signature appears below in this form constitutes and appoints Mr. Qizhi Wei and Ms. Wenting (Tina) Xiao, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this Registration Statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on March 5, 2018.

Signatures	Capacity

/s/ Qizhi Wei	Chairman of the Board of Directors and
Mr. Qizhi Wei	Chief Executive Officer (principal executive officer)

/s/ Wenting (Tina) Xiao	Director; Chief Personal/Human Resource Officer
Ms. Wenting (Tina) Xiao

/s/ Chee Jiong Ng	Chief Financial Officer (principal financial officer and
Mr. Chee Jiong Ng	principal accounting officer)

/s/ H. David Sherman	Director
Mr. H. David Sherman

/s/ Duoguang Bei	Director
Mr. Duoguang Bei

/s/ Michael J. Viotto	Director
Mr. Michael J. Viotto

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Dunxin Financial Holdings Limited, has signed this Registration Statement on Form F-6 in Newark, Delaware, on March 5, 2018.

Puglisi & Associates, as
Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
on behalf of Puglisi & Associates
Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number
(a)(4) Form of Amendment No. 3 to Deposit Agreement (d) Opinion of counsel to the Depositary (e) Certification under Rule 466